2024 REPORT

Camp Gladiator (CG)


LEGEND

LETTER

Dear investors,

Thank you for your continued support and belief in Camp Gladiator. As we navigate a challenging but pivotal period, we are focused on stabilizing revenue, optimizing costs, and strengthening our community to drive long-term sustainability. Your involvement is invaluable, and we invite you to help by spreading the word about CG, referring potential subscribers, and leveraging your networks for strategic partnerships.

We remain committed to growth and profitability, and we appreciate your insights, advocacy, and engagement. If you have any questions or ideas, we'd love to hear from you. Thank you for being part of this journey!

We need your help!

Investors can support Camp Gladiator by helping expand brand awareness, referring potential subscribers, and promoting community engagement. Additionally, leveraging their networks to introduce strategic partnerships or corporate wellness opportunities can drive growth. Providing feedback on retention strategies and operational improvements can also be valuable as we work toward profitability and long-term sustainability.

Sincerely,

Jeff Davidson

Co-Founder & Co-CEO

Jessica Richardson

President

Allison Davidson

CEO

How did we do this year?

REPORT CARD

B-

☺ **The Good**

Breakeven year in 2024 (first since 2020)

25% improvement in Camper churn

Reduced operating expenses

☹ The Bad

Trainer and Camper churn

Sales conversions

Decline in revenue

2024 At a Glance

January 1 to December 31


$$$$

$13,242,000 [44%]
Revenue



-$2,000
Net Loss


IOU!

$1,252,000 +339%
Short Term Debt



$0
Raised in 2024



$319.000

Cash on Hand

INCOME BALANCE NARRATIVE


Revenues
Profit
$23,852,000
-$4,713,000
$13,242,000
-$2,000
2023
2024

Net Margin: 0% Gross Margin: 34% Return on Assets: 0% Earnings per Share: $0.00

Revenue per Employee: $1,018,615 Cash to Assets: 62% Revenue to Receivables: 49,044

Debt Ratio: 2,473%

CG_Consolidated__LLC_2021_Audited_Financial_Statements.pdf

CG_EOY_2023.pdf

CG_EOY_Reporting.pdf

CG_Consolidated__LLC_GAAP_Financial_Report_2023-2024.pdf

We ❤ Our 1,028 Investors

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W P
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L M	Uliser Salmeron	Lauren Keeler	Crystal Fleming	Sam Neal	Raymond Sidney-...
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Connie Evans	Jim Ward	Fabio Rendon	Jodi Ondrusek	Darrell McCant	Sherry Wolf
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Michael Couser	Nancy Cummings	Alexander Blunt	James A Hodges	Alexander...	Valencia Henderson
Joseph Panko	Anthony George Jeter	Daryn Watson	Tracy Parlin	Tera Bloomfield	Douglas Plishka
Annika Russell-Manke	Verinica Duran	Jonathan Goudeau	Orla Jones	Kathleen Simons	Marcela Wright
Kristina Finkey	Jack Kogera	Hoang Ainsworth	Jon Acton	Jason Harn	Steve Stroud
Rosa Salas Rodriguez	Haysel Hernandez	Felicia Wheaton	Charlotte Bicking	Cindy Russell	Alicia Guato
Alfonso Silva	Diane Hodges Popps	Andrea Nobles	Gary Whisenhunt	Sadhana S Patel	Bennett Brown
Deborah Hagood					

Thank You!

From the Camp Gladiator (CG) Team


campGladiator

Ally Davidson

Co-Founder & Co-CEO

Founded two companies and was awarded Ernst & Young Entrepreneur of the Year in 2016 after winning the NBC TV competition, American Gladiators...



Jeff Davidson

Co-Founder & Co-CEO

4x Founder, Member of the Equitable Hall of Fame, and extensive experience as a leader, entrepreneur, and wealth manager.



Howard Schaffer

CMO

Part of two successful exits. In 2019 Beneplace sold to Entertainment Benefits Group (EBG) and in 2015 Offers.com...



Matt Pennies

SVP of Sales & Operations

20+ years leading Sales and Revenue Ops teams, from start-ups to Fortune 100, $75MM to $450MM, and one successful...



Nico Martinez

CTO

Led the Ticketmaster team who built the $1B+ ticket resale platform and reduced Cloud costs for Comcast NBCUnivers...

Details

The Board of Directors

None.

Officers

Officer	Title	Joined
Jeffrey Davidson	Chairman	2016
Allison Davidson	CEO	2016

Allison Davidson	CEO	2016
Jessica Richardson	President	2024

Voting Power

Holder	Securities Held	Voting Power
Camp Gladiator, Inc	62,608,500 Common Units; 50% owned by Jeff Davidson, 50% owned by Allison Davidson	86.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2014	$100,000		Other
06/2019	$850,000		Other
09/2019	$1,500,000		Other
04/2020	$996,900		Other
12/2021	$10,210,000	Series A Preferred Units	Regulation D, Rule 506(b)
08/2022	$2,000,000		Other
05/2023	$2,186,172		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Lease	12/01/2014	$100,000	$0	5.5%	12/31/2020	
PlainsCapital Bank	06/10/2019	$850,000	$302,079	5.0%	06/10/2024	Yes
Dwamian McLeish	09/04/2019	$1,500,000	$383,022	0.0%	09/30/2024	Yes
PPP	04/17/2020	$996,900	$0	0.0%		
Small Business Administration	08/15/2022	$2,000,000	$2,031,250	3.75%	08/15/2052	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	65,000,000	62,608,500	Yes
Series A Preferred Units	25,000,000	10,210,000	Yes

Warrants:	0
Options:	0

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We are working to develop and introduce new programs in a market with many competitors. Those programs may attract customers at a slower rate or in lower volume than expected.

Legal or regulatory issues could arise that may create financial difficulty or hardship for the company; that limit our ability to operate within, certain states or locales; or that may require what business model we operate within certain states or locales. Such issues could include, but are not limited to, challenges to our intellectual property; tax rulings or unfavorable tax audits; lawsuits related to our programs, operations, or marketing practices; and evolving laws and regulations affecting independent contractor and "gig economy" business models.

Our existing business and programs could decline as a result of changes in the competitive environment and competitive offerings, changes in the macroeconomic environment, or changes in consumer preferences.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Because our initiative is dependent on developing new software, technological complexities, inefficiencies, failure to achieve various deadlines, or other problems could occur that could delay the launch of one or more programs.

As a result of the performance of our new programs, macroeconomic impacts, or other factors, we could fail to recruit a sufficient number of trainers needed to continue to grow the business.

In 2022, the Company experienced a decline in its outdoor business due to lingering impacts from the Covid-19 pandemic. While the Company's audited financials for 2022 are not yet complete, the Company anticipates that they will ultimately reflect a loss of approximately $8 million in 2022. In response, the Company has significantly reduced operating expenses in order to reduce net losses going forward. The Company has also pivoted its business model and is offering new products and services that, should they succeed in gaining market traction, have the potential to further improve financial performance.

Our Co-Founder and Co-CEO, Jeff Davidson, has been a registered investment adviser representative and wealth manager for 20 years. He continues to maintain an advisory practice and divides his time across both businesses. While it is our expectation that he will continue to devote as much of his business time to the management of the Company as is, it is possible that his external obligations could affect his availability for Company matters from time to time.
Additionally, Mr. Davidson's involvement in the securities industry has certain regulatory

implications that could potentially affect the Company and the offering. Mr. Davidson served as a registered representative with Equitable Advisors ("EA") at the time of the Company's Series A financing. Although notice of the financing was provided to EA management, formal written approval for EA's involvement was not obtained prior to the commencement of the financing, which ultimately resulted in his being discharged from EA. FINRA subsequently made an inquiry related to the discharge, and Mr. Davidson has been working with FINRA to provide information related to the Series A financing over the past year. Potential actions that could result from the inquiry range widely, from no action, to a potential suspension or fine, and are unknown at this time. While the exact timing of FINRA's final determination is also unknown, it is possible that an adverse determination made prior to the completion of this offering could impact the Company's ability to raise the full offering amount.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

CG Consolidated, LLC

Texas Limited Liability Company
Organized December 2016
13 employees
6500 River Pl Blvd
Bldg 1, Suite 203
Austin TX 78730 http://www.campgladiator.com

Business Description

Refer to the Camp Gladiator (CG) profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Camp Gladiator (CG) is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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